August 16, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  BreitBurn Energy Partners L.P.
  Amendment No. 1 to Form S-1
  Filed July 13, 2006
  File No. 333-134049

Dear Mr. Schwall:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"), each of which has been marked to show changes from Amendment No. 1. A copy of this letter has been furnished through EDGAR as correspondence.

        In this letter, on behalf of the Registrant, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated August 4, 2006 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        All page references are to Amendment No. 2 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

SEC Comment Letter Dated August 4, 2006:

General

1.
Update your disclosure generally to provide the most current information available. For example, disclose the terms of the credit facility once finalized, and disclose whether you would have been in compliance with all its ratios and other parameters as of the most recent practicable date. Also disclose the currently omitted percentage of current gross income to which you refer at page 140 under "Partnership Status."

  Response: The Registrant has revised the Registration Statement accordingly. Please see pages 54, 78 through 79 and 145.

2.
We refer you to prior comment 2 and reissue it insofar as you still need to file a number of documents as exhibits and provide us with the sales materials we requested. In addition, other exhibits we would expect to be filed include the compensation agreements with executive officers that BreitBurn Management will assume and the group member and contribution agreements cited in Section 7.1(b) of the agreement included as Appendix A. We may have additional comments on all such documents, including the opinions of counsel, once we have had the opportunity to review them.

  Response: The Registrant intends to file the remainder of the exhibits in due course. The Registrant acknowledges that the staff may have additional comments on the exhibits, including the opinions of counsel, once filed.

  The Registrant and the underwriters do not intend to use any sales materials other than a road show. Please note that the Registrant will comply with Rule 433 with respect to the road show.

Cash Distribution Policy and Restrictions on Distributions

3.
We reissue prior comment 11. We have reviewed the information you provided supplementally. By including in your prospectus the tabular presentation along with sufficient explanatory text, the reader should be able to receive a more complete picture of your expectations. You also will provide context for your expected cash distributions going forward.

  Response: The Registrant has revised the Registration Statement accordingly. Please see pages 58 through 59.

Management, page 105

4.
Please revise the sketches of Messrs. Williamson and McFarland to specify when each held each listed office during the past five years. Refer to prior comment 22.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page 110.

5.
Provide additional detail regarding the executive compensation to be provided. Disclose the amounts of salary, bonuses and other benefits for each executive officer with an employment agreement, and explain how and when amounts for other executive officers will be determined. Refer to prior comment 23.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page 113.

Certain Relationships and Related Party Transactions

Distributions and Payments to our General Partner and its Affiliates, page 115

6.
We note your disclosure of the reimbursement of expenses or payments to your general partner and its affiliates under the "Operational Stage." Please specify whether the reimbursement is of actual expenses and payments, and whether there are any additional fees or other payments that may also be made to these entities in regard to the operation of the partnership. Finally, please state the method for determining the amount of overhead that will be allocated to the Partnership by Provident.

  Response: The Registrant has revised the Registration Statement accordingly. Please see pages 112 through 113 and 120 through 121.

Conflicts of Interest and Fiduciary Duties, page 117

7.
We reissue in part our prior comment 21. Please state what happens if the conflicts committee determines that there is a conflict.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page 122.

Underwriting, page 163

8.
We note your response to prior comment 25. Please indicate to us how the underwriters respond to this comment, rather than indicating that your response is based on your "knowledge and belief."

  Response: Based on discussions with the underwriters, the Registrant has advised us that the underwriters do not have any understandings, tacit or explicit, or any present intent to release the lock-ups early. The Registrant has revised the Registration Statement to reflect this fact. Please see page 169.

Financial Statements—Pro Forma, page F-2

Note 5—Oil and Natural Gas Activities, page F-9

9.
We note that in response to prior comment 29 you have included the additional information related to your oil and natural gas reserves in a manner that corresponds with your unaudited pro forma consolidated financial statements' presentation. However, it appears that the beginning balances of your proved oil reserves are not mathematically correct, as the historical amount less the retained operations amount does not equal the partnership pro forma amount.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page F-10.

Financial Statements—BreitBurn Energy Company LP, page F-12

Note 12—Property Divestments, page F-42

10.
The $3.4 million that you indicate as being recorded as "cost of uncompleted contract in excess of related billing," does not appear to mathematically agree with the corresponding amount presented on your consolidated balance sheet.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page F-43.

Financial Statements—Nautilus Resources LLC, page F-57

Note 1—Organization and Summary of Significant Accounting Policies, page F-6l

Oil and Gas Producing Activities, page F-61

11.
We have read your response to prior comment 33, and the corresponding revisions you made to your disclosures. However, it appears that you have not fully complied with the disclosure requirements of Rule 4-10(c)(7)(ii), regarding the current status of significant unproved properties/projects, anticipated timing of their inclusion in the amortization calculation, and inclusion of the three-year tabular presentation of activity and categorization of costs included in unproved properties.

  Please revise your disclosure to include this information. Also specify the amount of future development costs that were included in the pool of costs subject to amortization; and if there were any significant development projects for which costs were excluded from amortization under Rule 4-10(c)(3)(ii)(B), disclose the future development costs associated with such properties excluded from the amortization computation.

  Please revise the caption on the balance sheet to specify whether properties associated with the line item "undeveloped oil and gas properties" are proved or unproved.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page F-63.

Engineering Comments

Risk Factors, page 18

Many of our leases are in mature fields that have produced large quantities of oil and gas to date, page 26

12.
We note your statement, " . . . the primary risk to infill development drilling is the presence of bypassed hydrocarbons, which may inhibit our ability to further find economically recoverable quantities of oil and gas in these areas." Per our teleconference of August 4, 2006, please expand this disclosure to explain further this risk.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page 27.

Assumptions and Considerations, page 53

Operations and Revenue, page 54

13.
We note your disclosure " . . . we estimate that our total net production will be 1,705 MBoe for the twelve months ending June 30, 2007." Please amend this to disclose the production that you anticipate from California and Wyoming, respectively.

  Response: The Registrant has revised the Registration Statement accordingly. Please see page 55.

14.
Please include here the figures for the average discount to NYMEX oil prices for your California and Wyoming properties, respectively, per your disclosure on page 92.

  Response: The Registrant has revised the Registration Statement accordingly. Please see pages 55 through 56 and 95.

Capital Expenditures and Expenses, page 56

15.
We note your statement, "The increase in estimated operating expenses is attributable to an increase in the overall cost of goods and services associated with our production activities as well as our estimated increase in production. These expenses reflect estimated increases of $2.2 million for utilities, $0.7 million for labor and $0.4 million for well work." Per our teleconference of August 4, 2006, please reconcile for us the differences between the annual total operating expense used in your year-end 2005 reserve report and that projected for the twelve months ending June 30, 2007.

  The guidance in Financial Accounting Standard 69, paragraph 30(b), requires these expenditures to be "based on year-end costs and assuming continuation of existing economic conditions." We believe that requires all the components of production costs in your reserve report to be determined at year-end.

  Response: We have been advised by the Registrant that the reserve report includes operating expenses of $20 million plus production and property taxes of $5 million for total operating expenses of $25 million. The Registrant's projection of total operating expenses of $27 million in the twelve months ending June 30, 2007 includes the projected amounts of production and property taxes from the reserve report. The additional $2 million of operating expenses in the Registrant's projections is the result of higher expenses being forecasted in the first-year financial model. We have further been advised by the Registrant that year-to-date 2006 expenses are tracking the values included in the December 31, 2005 reserve report.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley Barber of the same firm at (212) 237-0022.

                      Very truly yours,

                      /s/  ALAN P. BADEN

                      Alan P. Baden

cc:
Mr. Don Delaney
Mr. Karl Hiller
Ms. Donna Levy
Mr. Timothy Levenberg
Mr. Randall Breitenbach
Mr. Halbert Washburn
Ms. Shelley Barber